Exhibit (a)(1)(I)

Transcript

Hello everyone. Today I’m going to share with you some important details of KEYW’s option Exchange Program. Why we’re doing it, who’s eligible, how it works, what it means for you. We’ve already shared general information about the Exchange Program in various forms, including the All-Hands meeting last winter, onsite Town Halls, and in our proxy statement filed with the SEC. This webcast will go into greater detail and lay out important elements of the program for the first time. We’ll keep it up on the Exchange Program website until the close of the program in mid-July.

This next slide outlines what the Exchange Program is, and why we’re doing it. Our Exchange Program is a one-time opportunity for employees to exchange underwater options for new restricted stock units. As many of you know, stock options that have an exercise price higher than the current market price of our common stock are deemed to be underwater. In many cases, our employees are holding options that are significantly underwater. Restricted stock units or RSUs, however, do not have strike prices. They are the right to receive shares of KEYW stock without additional payment at the market price upon vesting. The RSUs we’re awarding will vest one year after the grant date.

Well, why is KEYW offering eligible employees the opportunity to exchange underwater stock options for restricted stock units? Well, first of all, I want to emphasize that we view our Exchange Program as being highly positive and extremely beneficial for both our employees and the company. We hope you’ll see the same. As I’ve said before, KEYW believes equity, that’s shares in the company, should be an incentive and a motivation for people to want to stay with the company. KEYW’s option program as it exists today does not accomplish that goal. As most of you know, when we started to take a serious look at launching the options Exchange Program in March of this year, the stock was trading in the $6 range. At that time, approximately 85% of the outstanding options, or a total of more than 1.3 million shares held by nonexecutive employees were underwater. Now that our stock is trading in the mid to high $9 range, approximately 66% of the outstanding options, or a total of more than 929,000 shares held by nonexecutive employees are underwater. Still, a significant number of underwater options and shares.

These underwater options currently provide little retention or incentive value to our employees, because they’re worthless under the options exercise price. I’d also like to point out that these underwater options also create what’s called an overhang to our shareholders. Potential investors in KEYW stock look closely at the dilutive effect if all outstanding options were exercised, and they calculate how much less their shares would be worth in that scenario. Also, under applicable accounting rules, KEYW must continue to recognize compensation expense related to these options while they remain outstanding. So an option overhang not only affects the implied value of KEYW shares to shareholders, it also potentially increases stock compensation costs for KEYW, which has a negative impact on earnings.

Moving on. The option Exchange Program basically consists of three phases. The first phase was the shareholder phase. This process actually started back in January, with input from legal, human resources, finance, and of course our board of directors. We also spoke with our top shareholders to gauge their potential reaction to an Exchange Program, like the one we’ve embarked on. The shareholders and their approval was vital to this process. Why? Because our option Exchange Program involves issuing new equity in the form of RSUs, and shareholders are required to approve the issuance of new equity. Our shareholders overwhelmingly approved the option Exchange Program at our annual meeting of shareholders on May 18th.

So that concluded phase one of the process, and we just completed phase two, which consisted of setting up the legal, IT, and communications structure to make the option exchange process as straightforward and user-friendly as possible. Today, we’ve launched the exchange, phase three of the program. Eligible KEYW employees, approximately 360 of you, should have received information via email such as usernames and passwords to gain access to the tender offer website. The Exchange Program will last for 20 US business days. After these 20 days, occurring on July 14th, we cannot conduct any more underwater options for RSU exchanges. Upon the expiration of the option Exchange Program, the surrendered options will be cancelled, and the new RSUs will be granted.

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Let’s talk about the option Exchange Program in a little bit more detail. As I said earlier, the essence of the program is the exchange of underwater options for restricted stock units, RSUs. Again, an RSU is a right to receive shares of KEYW stock without additional payment which vests over a period of time. In other words, unlike stock options, RSU’s do not have an exercise price. Because of this, RSUs always provide value to the employee, since you receive shares at their trading price upon vesting. Upon vesting, the RSUs are settled in shares of KEYW stock at a one to one ratio, subject to applicable tax withholding.

So, who’s eligible to participate in KEYW’s Exchange Program? Well the program will be open to all current employees with outstanding stock options that have a per share exercise price of $11.18 or higher. Members of our Board of Directors and Named Executive Officers (or NEOs) who served during 2015 are not eligible to participate in the Exchange Program. The Exchange Program will not be open to any former employees. It’s important to note you must be a KEYW employee throughout the exchange period until the one-year anniversary vesting in July of 2017.

So, what option grants are eligible to participate and how will they be exchanged? As you can see on the slide, the expected exchange ratios are based on a single-tier structure. Under current assumptions, options with an original strike price greater than $11.18 per share would be exchanged on a 3 to 1 basis, or three options for one new RSU. The exchange ratios would be the same for all eligible employees. Also, fractional shares are rounded up to the nearest share. So if option exchanges result in 459.9 RSUs granted, you will receive 460 RSUs. Exchange ratios are applied on a grant-by-grant basis, so all unexercised options within each grant that meet the strike price threshold are eligible, regardless of their original vesting schedule.

Well what are the mechanics of the exchange?

These next two slides are basically procedural, and somewhat self-explanatory. The website we've created for the option Exchange Program was designed to be user-friendly. You'll find an exchange calculator and other helpful tools once you've logged in to the Exchange Program website at the URL that you see on the slide (https://KEYW.equitybenefits.com). There, you can elect eligible options to exchange on a grant-by grant-basis, and receive confirmation of election. You can exchange or withdraw elections as often as you like during the 20-day period. But once the Exchange Program is closed, no further elections can be made. The new RSUs are granted upon the close of the program in mid-July.

On this slide, we've provided an example for eligible options exchanged in the program to give you a hypothetical option exchange scenario. This may be a good slide to refer back to after the presentation.

Before I sign off, I want to address a question or two that is sure to come up, and which we address in our frequently asked questions. Why isn't the exchange ratio one-to-one for all eligible stock options? Well as we've said, underwater stock options have less value than the new RSUs that will be granted in the Exchange Program. Given the price decline in the stock since 2013 and the overall volatility of the price in general, more underwater stock options are required to equal the fair value of one replacement RSU. In the new RSU scenario, you're guaranteed value for your shares after a one-year waiting period without the inherent uncertainty that comes with underwater options. Also, we'll be asked, how we decided on the exchange ratio. Well this one is complicated and involves complex options pricing models; however, the main objective in setting the exchange ratios is to determine a ratio for new RSUs, which would deliver approximately the same value as the value of the surrendered option.

In closing, it's very, very important for every eligible employee to make his or her own decisions with respect to if, and to what degree they want to participate in this Exchange Program. We can't offer you advice or make recommendations, only answer any questions you might have as to how the options Exchange Program works. Every employee has to decide for themselves. But I do encourage you to talk among yourselves and share ideas and opinions. I also suggest you speak with your own personal financial and tax advisors, and have them weigh in on your best course of action. With that, thanks for your time and attention as you evaluate your options, so to speak. Thank you.

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The Exchange Program is being made pursuant to the terms and conditions set forth in the KEYW Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission and available to you free of charge on the Exchange Program website or at www.sec.gov. You should read these written materials carefully because they contain important information about the Exchange Program, including risks related thereto.

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Stock Option Exchange Program

Employee Informational Presentation Bill Weber, CEO June 15, 2016

3 What and Why? What is KEYW’s Option Exchange Program? • A one - time opportunity for employees to voluntarily exchange “underwater” options for new restricted stock units (RSUs) Why is KEYW offering the exchange? • Value to Employees - Stock constitutes a key component of incentive and long - term retention - We want to create an environment where employees’ equity in the company has value because many employee option grants are significantly underwater and have no value • Value to Company - Retention of employees who are key to our success - Reduces potential stockholder dilution, or “overhang” - A portion of exchanged shares will be available for future equity awards - Lower stock compensation expense increases KEYW’s earnings power

4 Option Exchange Phases Phase 1 – Shareholder Phase • Determine option exchange parameters • Solicit shareholder approval of option exchange • Shareholders approved on 5/18/16 Phase 2 – Employee Phase • Legal Preparation & Communication Phase 3 – Exchange Phase • Launch and complete Option Exchange Program

5 Where Are We Now? Phase 3 – Exchange Phase • Exchange Program launched Wednesday, June 15, 2016 • Eligible employees received offer via email • Exchange will be open for 20 U.S. business days only • Limited period only. Cannot exchange options for RSUs after program concludes – SEC requirement. No flexibility permitted • Option Exchange Program targeted will close on July 14, 2016 at 5 p.m. Eastern Time • Upon close of Exchange Program, surrendered options will be cancelled and new RSUs granted

Stock Option Exchange Program DETAILS

7 Option - to - RSU Exchange How the Exchange Program Works • Exchange underwater stock options for a lesser number of RSUs • What is an RSU? - Right to receive shares of KEYW stock without additional payment - Subject to vesting conditions and tax withholding at vest • Unlike stock options, RSUs always have some value, even if the stock price drops below the price on the grant date • RSUs do not have voting rights until vested • Replacement RSUs will vest 100% on the first anniversary of the grant date

8 Eligible Option Holders • The Exchange Program is open to all current employees with outstanding stock options that have a per share exercise price of $11.18 or above • All 2015 Named Executive Officers (NEOs) excluded from the Exchange Program • Members of the Board of Directors are not eligible to participate in the Exchange Program • Former employees are not eligible to participate in the Exchange Program • We estimate that approximately 360 employees are eligible to participate in the Exchange Program

9 Exchange Ratios The Option Exchange Program consists of a single - tiered exchange ratio: *Represents number of options surrendered to receive 1 RSU • Fractional shares are rounded up (i.e., if option exchanges result in 459.9 RSUs granted, you will receive 460 RSUs) • Exchange ratios applied on a grant - by - grant basis – All unexercised options within each grant that meet the strike price threshold are eligible regardless of vesting schedule Tier If Option Exercise (Strike) Price is: Then Exchange Ratio of Options to RSUs* is: 1 $11.18 and above 3.00 to 1

Stock Option Exchange Program PROCESS

11 Election Process • Eligible employee must log into the Option Exchange Program website: https://KEYW.equitybenefits.com • Elect eligible options to exchange, on a grant - by - grant basis • Receive confirmation of election – Employee can exchange or withdraw elections as often as desired during the 20 - day period – Once the Exchange Program has closed, no further elections can be made • New RSUs are granted upon the close of the Exchange Program

12 Examples of Option Exchange Mango currently has two option grants that are eligible for exchange, using the following table: • Mango’s replacement RSU awards will be granted on or about July 14, 2016 and will vest one year later, on or about July 13, 2017 Eligible Options Strike Price Exchange Ratio Replacement RSUs 3,000 $11.18 3.00 to 1 1,000 6,000 $17.10 3.00 to 1 2,000 Total: 9,000 3,000

Questions? See FAQs, website or email: optionexchange@keywcorp.com The Exchange Program is being made pursuant to the terms and conditions set forth in the KEYW Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission and available to you free of charge on the Exchange Program website or at www.sec.gov. You should read these written materials carefully because they contain important information about the Exchange Program, including risks related thereto.